Exhibit 1

NEWS RELEASE

North American Palladium Announces 2014 Operating Guidance

All figures are in Canadian dollars except where noted.

Toronto, Ontario, January 6, 2014 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today released its production guidance along with its capital expenditure and exploration forecasts for its Lac des Iles palladium mine (“LDI”) in 2014.

Summary

•	Targeting increased payable palladium production of 170,000 to 175,000 ounces;

•	Capital investment and exploration budgets significantly reduced to approximately $30 million and $4 million, respectively;

•	Underground production forecasted to gradually increase throughout the year from approximately 3,000 tonnes per day in the first half of the year, up to 5,000 tonnes per day by the end of 2014; and

•	Planning to commission a preliminary economic assessment (“PEA”) study to define future growth potential at LDI by optimizing the Offset Zone resources and several alternative, supplemental development opportunities that could leverage the capacity of existing infrastructure.

“Looking ahead to 2014, our operating focus will be on consolidating the growth investments from our past to establish steady-state operations with the new shaft at LDI,” commented Phil du Toit, President and Chief Executive Officer. “Production through the shaft is gradually increasing, enabling us to target over 170,000 ounces of payable palladium production in 2014 at a significantly reduced capital expenditure program of under $30 million. As we increase underground production, we expect that a decrease in operating costs will follow, further positioning LDI for enhanced operating margins.”

Mr. du Toit added: “We recognize that our ability to proceed with our plans is contingent on securing additional financing, which we are working hard to complete. The fundamentals of our asset base remain robust, offering good upside to deliver future production growth in a market where the demand exceeds supply. As part of our long-term objective of becoming a low cost mid-tier palladium producer, in 2014 we also plan to determine the most optimal plan for future organic growth so that we can optimize the resources and leverage the historical investments in site infrastructure.”

2013 Production & Commissioning Update

The Company is pleased to report that operations are making good progress ramping up underground production through the shaft, while the Company continues to optimize the underground ore handling system to improve shaft production and allow for greater utilization in 2014. Underground production in December increased to approximately 2,800 tonnes per day, peaking at over 3,500 tonnes per day on several days. Production in the month of December totaled approximately 12,000 ounces, one of the highest monthly production rates of 2013, benefitting from improved recoveries at the mill of approximately 83%.

Based on the preliminary results, the Company estimates that 2013 payable palladium production will total approximately 135,000 ounces, consistent with management’s revised forecast for the year. More detailed disclosure of 2013 production results will be provided when the Company releases its year-end results in February, 2014.

2014 Operating Guidance

Production Metrics

In 2014, operations are expected to benefit from the new shaft, which has positioned LDI for increased underground production from the Offset Zone. The Company is targeting annual payable palladium production in the range of 170,000 to 175,000 ounces. Underground mining is expected to average approximately 3,000 tonnes per day for the first half of the year, and gradually increase up to 5,000 tonnes per day by the end of 2014.

The Company plans to mine up to approximately 1.3 million tonnes from the underground mine at an approximate average diluted grade of 4.2 g/t Pd, with ore predominately sourced from the Offset Zone, as well as some contribution from an additional stope in the northern extension of the Roby Zone. The Company also plans to augment underground production with approximately 1 million tonnes of lower grade surface stockpiles, which average approximately 1.0 g/t Pd. The surface stockpile contribution is forecasted to be higher in the first half of the year, resulting in quarterly variability to the milled head grade and therefore recoveries, with the improved performance (driven by an increased percentage of underground higher-grade material) forecasted for the second half of the year.

During the first quarter the Company plans to complete its mill upgrades, which are expected to yield improved recoveries for the remainder of the year. The combined head grade to the mill is forecasted to average approximately 3.0 g/t Pd for the year, at an improved mill recovery average expected to be higher than 82%.

The transition to shaft hoisting in 2014 is expected to result in cost savings for operations, although these cost savings are expected to be realized during the second half of the year as the new shaft system gets optimized with more efficient skipping and as underground volumes increase and start to dilute the fixed costs. Accordingly, cash costs per ounce are forecasted to be higher in the first half of 2014, and are expected to decrease to approximately US$450 in the fourth quarter. The Company estimates that cash costs per ounce will average around US$550 for the year and that the overall cost per tonne milled will range between C$51 and C$55.

LDI’s cash costs per ounce are presented net of by-product revenue. In 2014, the by-product metals are estimated to comprise approximately 26% of LDI’s revenue. In comparison to 2013, the Company forecasts decreased prices from the by-product metals, and that revenue from palladium will increase from approximately 66% in 2013, to approximately 74% in 2014. Assumptions used by the Company for 2014 forecasting purposes are: US$750 per ounce palladium; US$1,400 per ounce platinum; US$1,300 per ounce gold; US$6.20 per pound nickel; US$3.20 per pound copper; and an exchange rate of C$1.00 to US$1.00.

Capital Expenditure & Exploration Programs

With Phase I of the mine expansion now completed, the 2014 capital expenditure program for LDI has been substantially reduced to under $30 million. Key expenditures from the program include $11 million for capital development, $5 million to expand the tailings management facility, as well as other expenditures related to underground development, enhancements to the ore handling system, upgrades at the mill, engineering studies and other sustaining capital.

Concurrent with the Company’s initiative to reduce spending, investment in exploration has been reduced to approximately $4 million in 2014, all of which will be expensed. The program will be predominately focused on conversion drilling on the Offset Zone to upgrade the resource categories, and on definition drilling on the Offset Zone extensions.

Capital Resources and Liquidity

The Company is currently in discussions about obtaining additional financing to enhance the balance sheet in support of its 2014 budget. The additional proceeds are required to support NAP’s working capital needs and enable the Company to continue funding its operating and capital expenditures to establish LDI for sustainable production in 2014. While NAP has been successful at securing financings in the past, there is no certainty that the required financing will be available, or if available, on acceptable terms.

In the event that NAP is unable to secure additional financing, the Company is also reviewing a number of other strategic alternatives. These may include, among other things, a sale of all or part of the Company or its assets, or a recapitalization transaction. There can be no assurance that any alternative transaction will occur, or as to the terms of any possible transaction. Unless otherwise expressly required by law, the Company does not currently intend to disclose further developments with respect to this review process unless and until a transaction is agreed to, or unless it is otherwise determined to be appropriate to do so.

Outlook

With palladium ending 2013 as one the best performing commodities (averaging US$723 per ounce for the year), most metals forecasters agree that the strong performance will continue into 2014 as global car sales are estimated to rise by 4.8%. Although price forecasts vary by institution, the average consensus price is approximately US$815 for 2014, driven by the resilient industrial demand from the automotive sector and the inability of global mine supply to meet demand.

The supply and demand fundamentals of palladium remain strong, keeping the market in a deficit that is further estimated to grow in 2014 as there should be a decreased contribution from Russian stock sales, strong demand from the Chinese auto market, and increased investment demand. The outlook for palladium is extremely positive and the Company believes that its recent mine expansion has been well timed in the commodity’s cycle, where LDI is one of the few PGM producers that is well positioned for production growth at a reduced cost structure.

In 2014, management will focus on the following strategic initiatives:

•	Increasing underground production from approximately 3,000 tonnes per day in the first half of the year, up to 5,000 tonnes per day by the end of 2014;

•	Updating its mineral reserve and resource estimate for LDI, targeted for January 2014;

•	Updating its NI 43-101 technical report for Phase I reserves, targeted for the first quarter of 2014; and

•	Commissioning a new PEA study to assess LDI’s future growth potential by evaluating an expansion of the mine at depth, alternative mining methods, and several lateral development opportunities, targeted for completion in the second half of 2014.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors leverage to the rising price of palladium. The Company’s shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: Camilla@nap.com

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: the use of proceeds, information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, mining and processing, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including commissioning the shaft, and that prices for key mining and construction supplies will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.